SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              --------------------

                                  SCHEDULE TO/A
                                (RULE 14d - 100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 1)

                               HUNGRY MINDS, INC.
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                       (Name of Subject Company (Issuer))

                         HMI ACQUISITION CORP. (OFFEROR)
                          a wholly owned subsidiary of

                             JOHN WILEY & SONS, INC.
 ------------------------------------------------------------------------------
    (Names of Filing Persons (Identifying Status as Offeror, Issuer or Other
                                    Person))


                Class A Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)

                                    445549108
                             (Class A Common Stock)

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                      (CUSIP Number of Class of Securities)

                            Richard S. Rudick, Esq.,
                                 General Counsel
                             John Wiley & Sons, Inc.
                                605 Third Avenue
                             New York, NY 10158-0012
                                  212-850-6000

 ------------------------------------------------------------------------------
                 (Name, Address and Telephone Numbers of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)


                                    COPY TO:

                                Simeon Gold, Esq.
                           Weil, Gotshal & Manges LLP
                                767 Fifth Avenue
                            New York, New York 10153
                                 (212) 310-8000

                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
              Transaction Valuation*
$90,179,404.56 in cash to purchase all of the fully      Amount of Filing Fee**
       diluted equity of Hungry Minds, Inc.                    $18,038.88
--------------------------------------------------------------------------------

* Estimated for purposes of calculating the amount of the filing fee only. This amount assumes the purchase at $6.09 per share in cash, pursuant to the Offer to Purchase, of all 14,807,784 issued and outstanding shares of Class A common stock, par value $0.001 per share, of Hungry Minds, Inc., as of August 16, 2001.

** The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction value.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:   $18,038.88                Filing Party: HMI Acquisition Corp. and
                                                                  John Wiley & Sons, Inc.

Form or Registration No.:  Schedule TO-T            Date Filed:   August 20, 2001
                           SEC File No. 5-55477

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:

         [X]      third-party tender offer subject to Rule 14d-1.

         [ ]      issuer tender offer subject to Rule 13e-4.

         [ ]      going-private transaction subject to Rule 13e-3.

         [ ]      amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]


                   -------------------------------------------

                  This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed with the Securities and Exchange Commission on August 20, 2001 by HMI Acquisition Corp., a Delaware corporation ("Purchaser") and wholly owned subsidiary of John Wiley & Sons, Inc., a New York corporation ("Wiley"). The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of Class A common stock, par value $0.001 per share (the "Shares"), of Hungry Minds, Inc., a Delaware corporation (the "Company"), at a purchase price of $6.09 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 20, 2001, filed as Exhibit (a)(1)(A) to the Schedule TO (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any supplements or amendments thereto, collectively constitute the "Offer"). The item numbers and responses thereto below are in accordance with the requirements of Schedule TO.

ITEM 3.   IDENTITY AND BACKGROUND OF FILING PERSON.

                  Item 3 of the Schedule TO, which incorporates by reference the information contained in the Offer to Purchase, is hereby amended to restate the second paragraph of Section 9 ("Information Concerning Purchaser and Wiley") of the Offer to Purchase as follows:

                  "Purchaser was formed by Wiley for the specific purpose of being a party to the Merger Agreement and making the Offer. Purchaser has not conducted any other business to date. On the date of the Offer, Purchaser was a wholly owned subsidiary of Wiley. Not later than the date of the consummation of the Offer, the following structure will be implemented: Purchaser will be wholly owned by HMI Investment, Inc., a Delaware corporation. All of the common equity of HMI Investment, Inc. will be owned by Wiley HMI Holdings, Inc., a Delaware corporation, and all of the preferred equity of HMI Investment, Inc. will be owned by HMI Investment, Limited, a U.K. corporation. All of the common equity of HMI Investment, Limited will be owned by Wiley HMI Holdings, Inc. Wiley HMI Holdings, Inc. will be a wholly owned subsidiary of Wiley. The directors and officers of Wiley HMI Holdings, Inc. will be identical to those of HMI Investment, Inc. and are identified on Schedule III of the Offer to Purchase."


ITEM 7.  SOURCE AND AMOUNT OF FUNDS.

                  Item 7 of the Schedule TO, which incorporates by reference the information contained in the Offer to Purchase, is hereby amended to restate the paragraph under Section 13 ("Source and Amount of Funds") of the Offer to Purchase in full as follows:

                  "We estimate that the total amount of funds required to purchase all Shares pursuant to the Offer and the Merger and to repay up to $92,500,000 of the Company's indebtedness (see "Pay-off of Credit Facilities" in
Section 12) will be approximately $182,500,000. To ensure that sufficient funds are available, Wiley has obtained a commitment from UBS AG, Stamford Branch ("UBS") to provide, and UBS Warburg LLC ("UBSW") to structure, syndicate and arrange, senior unsecured credit facilities in the aggregate amount of $300,000,000 in order to finance the acquisition of the Company, to repay existing indebtedness of the Company and its subsidiaries, to provide working capital for Wiley following the acquisition and to pay certain related fees and expenses in connection therewith (the "Commitment"). The facilities will consist of a five-year term loan facility in the principal amount of $200,000,000 and a five-year revolving credit facility in the principal amount of $100,000,000. The facilities will include customary conditions precedent to initial borrowings including, without limitation, (i) the negotiation, execution and delivery of the documentation for the facilities (the "Financing Documentation"), (ii) that the lenders have reviewed and are satisfied with, the final terms and conditions and the documentation relating to the Transaction Documents, the refinancing and the ownership structure of Wiley and its subsidiaries after giving effect to the Transactions and (iii) that none of Wiley or any of its subsidiaries has any outstanding indebtedness or preferred stock other than indebtedness under the facilities and existing bank indebtedness of Wiley of (a) up to $150,000,000 if the consummation of the Merger occurs on or before September 20, 2001 or (b) if the consummation of the Merger occurs thereafter, such other greater amount reasonably acceptable to UBSW and UBS. In addition, conditions precedent to subsequent borrowings under the revolving credit facility will be customary and will include, without limitation, the absence of any continuing default or event of default, the accuracy of all representations and warranties of Wiley, and the absence of a material adverse change in the condition (financial or otherwise), business, operations, assets, liabilities or prospects of Wiley and its subsidiaries, taken as a whole. The Financing Documentation will also include representations and warranties as to, without limitation, financial statements, absence of undisclosed liabilities, no material adverse change, corporate existence, compliance with law, corporate power and authority, no material litigation, no default, liens, intellectual property and taxes. The Financing Documentation will also include customary affirmative and negative covenants to be performed by Wiley.

                  Under the Commitment, the facilities will not require mandatory prepayments; however, optional prepayments are permitted in whole or in part with prior notice but without premium or penalty fees (except LIBOR (as defined below) breakage costs) and include accrued and unpaid interest, subject to limitations as to minimum amounts of prepayments. Borrowings under the facilities will bear interest at either (1) the Base Rate (defined below) of UBS plus the applicable interest margin, calculated on the basis of the actual number of days elapsed in a year of 365/366 days and payable quarterly in arrears or (2) at a rate determined for periods ("Interest Periods") of one, two, three or six months (as selected by Wiley) and shall be at an annual rate equal to the London Interbank Offered Rate ("LIBOR") for the corresponding deposits of U.S. dollars as such rate appears on a recognized electronic information provider (the "LIBOR Provider"), plus the applicable interest margin; provided that, during the syndication period, each Interest Period shall only be permitted to be seven days. LIBOR will be determined by UBS based on the information provided by the LIBOR Provider at the start of each Interest Period and shall be fixed through such period. Interest will be paid at the end of each Interest Period or, in the case of Interest Periods longer than three months, quarterly, and will be calculated on the basis of the actual number of days elapsed in a year of 360 days. LIBOR will be adjusted for maximum statutory reserve requirements (if any). The applicable margin will be determined based on the ratio of debt to earnings before interest, taxes, depreciation and amortization of Wiley and its consolidated subsidiaries. Default interest shall accrue at a rate of 2.0% per annum in excess of the higher of (i) the Base Rate plus the applicable interest margin and (ii) the rate (including the applicable interest margin), if any, otherwise applicable to such loan or other amount, and will be payable upon demand. The "Base Rate" is the higher of (x) the Federal Funds Rate, as published by the Federal Reserve Bank of New York, plus 1/2 of 1% and (y) the prime commercial lending rate of UBS, as established from time to time at its Stamford Branch. The initial variable interest rate is LIBOR plus

 .875% for borrowed funds and the effective initial variable interest rate is estimated to be LIBOR plus 1.075% after giving effect to the fees and expenses payable by Wiley in connection with the facilities. Except as stated herein, no other plans or arrangements have yet been made under the Commitment to repay the loan facilities.

                  In the event that the financing described above is unavailable, Wiley will arrange alternate financing. The Offer is not conditioned upon Wiley's or Purchaser's ability to finance the Purchase of the Shares pursuant to the Offer."


ITEM 11. ADDITIONAL INFORMATION.

                  On September 4, 2001, early termination of the waiting period was granted by the Antitrust Division of the Federal Trade Commission in accordance with the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.


ITEM 12. EXHIBITS.

         (a) (1) (A)       Offer to Purchase, dated August 20, 2001.*

         (a) (1) (B)       Letter of Transmittal.*

         (a) (1) (C)       Notice of Guaranteed Delivery.*

         (a) (1) (D)       Form of Letter to Brokers, Dealers, Commercial Banks,
                           Trust Companies and Other Nominees.*

         (a)(1)(E) Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

         (a)(1)(F) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

         (a)(1)(G)         Press release issued by Wiley on August 13, 2001.*

         (a)(1)(H)         Form of Summary Advertisement, dated August 20,
                           2001.*

         (b) Commitment Letter, dated as of September 4, 2001, by and between Wiley, UBS and UBSW.

         (d)(1) Agreement and Plan of Merger, dated as of August 12, 2001, by and among Wiley, Purchaser and the Company.*

         (d)(2) Voting and Tender Agreement, dated as of August 12, 2001, by and among Wiley, Purchaser and IDG.*

         (d)(3) Confidentiality Agreement, dated as of May 29, 2001, by and between Wiley and the Company.*

         (g)               Not applicable.

         (h)               Not applicable.

----------------------------
* Previously filed.

                                   SIGNATURES


                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                       HMI ACQUISITION CORP.



                       By:      /s/ Peter W. Clifford
                                --------------------------------------------
                                Name:  Peter W. Clifford
                                Title: Vice President


                       JOHN WILEY & SONS, INC.



                       By:      /s/ Richard S. Rudick
                                --------------------------------------------
                                Name:  Richard S. Rudick
                                Title: Senior Vice President






Dated:  September 7, 2001

                                  EXHIBIT INDEX

         EXHIBIT NO.                DESCRIPTION
         ----------                 -----------

         (a) (1) (A)       Offer to Purchase, dated August 20, 2001.*

         (a) (1) (B)       Letter of Transmittal.*

         (a) (1) (C)       Notice of Guaranteed Delivery.*

         (a) (1) (D)       Form of Letter to Brokers, Dealers, Commercial Banks,
                           Trust Companies and Other Nominees.*

         (a)(1)(E) Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

         (a)(1)(F) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

         (a)(1)(G)         Press release issued by Wiley on August 13, 2001.*

         (a)(1)(H)         Form of Summary Advertisement, dated August 20,
                           2001.*

         (b) Commitment Letter, dated as of September 4, 2001, by and between Wiley, UBS and UBSW.

         (d)(1) Agreement and Plan of Merger, dated as of August 12, 2001, by and among Wiley, Purchaser and the Company.*

         (d)(2) Voting and Tender Agreement, dated as of August 12, 2001, by and among Wiley, Purchaser and IDG.*

         (d)(3) Confidentiality Agreement, dated as of May 29, 2001, by and between Wiley and the Company.*

         (g)               Not applicable.

         (h)               Not applicable.

-----------------------------
* Previously filed.